SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Jose N. Hung	Alfredo Montero
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

HIGHLIGHTS

  Results for the third quarter 2005 continue showing a strong earnings generation recovery, reaching a year-on-year increase in 3Q05 results of 44.4% with US$47.6 million, and 43.5% for year-to-date results with total earnings as of September 30, 2005, reaching US$137.5 million.

  Higher earnings generation is the result of loan growth as the country’s economic recovery and growth continues, improved NIM, and a clear strategy for Credicorp’s banking operations to develop its retail and transactional business leading to steady growth of its fees for banking services and contributing to its NIM growth.

  Efficient cost controls have also led to a definite improvement in the corporation’s efficiency ratio from 48.72% to 42.28%, for the year-to-date comparison.

  Credicorp has also benefited this quarter and throughout the year, of its conservative loan provisioning policy applied during the past loan crisis, leading to low provision requirements and recoveries of previously charged-off loans, as its loan portfolio quality improves significantly.

  The improved results of Credicorp’s overall banking business were strong enough to offset the downturn in the insurance business with its drop in earnings contribution to Credicorp to US$2.7 million for the quarter, compared to US$3.6 million for the same quarter of 2004, and US$6.3 million year-to-date’s results compared to US$11.1 million in 2004.

  The improved earning generation was also strong enough to support an extraordinary provision for Credicorp’s Stock Options Plan resulting from the strong appreciation of our stock in the market.

  The initial results of the newly started Pension Fund business through Prima AFP are better than expected with a portfolio growth that exceeds its target.

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net attributable income for the nine month period ended September 30, 2005 of US$137.5 million, 43.5% above net profit in the first nine months of 2004 of US$95.9 million, or US$1.72 and US$1.20 per share, respectively. Net attributable income in third quarter 2005 was US$47.6 million, or US$0.60 per share, 44.4% above net income of US$32.9 million, or US$0.41 per share, in the third quarter of 2004.

Results in the first nine months of 2005 and in the third quarter are higher than profits in the same periods of 2004 mainly because of higher NIM combined with loan volume growth and growth of non-interest income. Credicorp’s results this quarter also benefited from its previous conservative loan loss reserve policy since the significant and continuing improvement of the quality of loans led to further recoveries of previously charged-off loans that exceeded provision requirements. This is reflected in the reversed loan loss provision expense. These income improvements were stronger than the related increase in operating expense and translation losses, due to Nuevo Sol devaluation.

As mentioned, loan loss provisions, net of recoveries, had a positive effect in the current quarter’s results and also cumulative through September 2005. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 4.8% at September 2004, to 2.5% at the end of September 2005, and by the improved coverage of overdue loans by provisions which improved from 122.0% to 172.4%, respectively.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

	Three months ended			Nine months ended

(In U.S.$ millions)	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Net interest income	93.5	104.7	114.3	276.4	322.8
Provisions for possible loan losses, net(1)	3.8	(1.9)	(4.9)	10.9	(9.9)
Other income	64.7	63.2	72.5	180.4	197.6
Premiums, net of claims on insurance	18.3	8.4	13.6	37.8	34.7
Other expenses	124.5	115.8	128.7	340.8	354.6
Merger costs	0.5	0.0	0.0	3.7	0.0
Translation result	(0.2)	1.3	(5.7)	3.9	(3.7)
Income before profit sharing
and income tax	47.5	63.7	70.9	143.0	206.8
Employee profit sharing(2)	(1.6)	(1.7)	(3.6)	(4.4)	(8.2)
Income Tax	(10.8)	(13.7)	(16.7)	(35.1)	(53.2)
Net Income	35.1	48.3	50.6	103.5	145.4
Minority Interest	(2.1)	(1.9)	(3.0)	(7.6)	(7.8)
Net Income attributable to shareholders	32.9	46.4	47.6	95.9	137.5
Net attributable income per share (US$) (3)	0.41	0.58	0.60	1.20	1.72

(1) Net of income from recoveries of charged-off loans.
(2) Previously reported as part of personnel expenses.
(3) Applies 79.8 million net outstanding shares in all periods. Treasury shares amount to 14.6 million, which are netted from 94.4 million total outstanding shares.

Operating Changes

Prima AFP began operating in the first week of August 2005. During year 2005 it is expected to run operating losses for approximately US$10 million. In third quarter 2005, losses were US$3.1 million, and of US$3.5 million cumulative through September 2005.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	3Q04	2Q05	3Q05	9m04	9m05

Banco de Crédito BCP(1)	US$32.0	US$42.6	US$44.2	US$85.3	US$130.5
Atlantic	2.8	3.0	3.6	9.3	10.0
PPS	3.0	0.1	2.4	7.7	4.7
Banco Tequendama	0.9	-.-	-.-	1.9	-.-
Credicorp and others(2)	-5.8	0.7	-2.7	-8.3	-7.7

Net income due to shareholders	US$32.9	US$46.4	US$47.6	US$95.9	US$137.5

(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito (formerly Inversiones Crédito), Credicorp Securities and others.

In the third quarter of 2005, the Credicorp and others concept contributed net losses of US$2.7 million, mainly due to the above mentioned losses at Prima AFP.

In the current quarter, the contributions to Credicorp’s net attributable income from Banco de Crédito BCP and from Pacífico Peruano Suiza, are the results obtained under IFRS rules in U.S. Dollars, net of minority interests and of eliminations for consolidation purposes.

In Section II, BCP reports net income of US$46.6 million, which net of US$2.3 million of minority interest and consolidation adjustments, results in its US$44.3 million contribution.

In the case of PPS (Section IV), its net income according to IFRS is US$2.7 million, of which US$0.3 million for minority interests are deducted to reach its US$2.4 million contribution.

The contribution of Atlantic Security Holding Corporation of US$3.6 million in the current quarter is the same as net income in its own records. Atlantic’s September 2005 year-to-date contribution of US$10.0 million is below US$21.7 million net income shown in its books (see Section III) because of the elimination, for consolidation purposes, of US$11.7 million of dividends received from Credicorp.

Banco Tequendama, which sale was only registered last March 2005 due to regulatory delays, did not contribute to Credicorp’s net income since the fourth quarter of 2004 as its sale price was fixed prior to that period.

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income. Additional minor reclassifications, also with no effect on net income, have been made affecting the captions of Commissions for banking services, Net premiums earned, and Other expenses.

Net interest income in the third quarter of 2005 was US$114.3 million, increasing over US$93.5 million earned in the third quarter of 2004, mostly due to higher interest earning assets, compounded by an increase in interest margins.

During the current quarter U.S. Dollar loan rates continued their positive trend and increased slightly, widening their spread over deposit rates. During third quarter 2005, the net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.79%, above 5.19% in the year-ago quarter, and increases also compared to 5.42% in the preceding second quarter.

The volume of interest earning assets, as an average of quarter-end balances, reached US$7.9 billion in third quarter 2005, increasing 2.1% during the current quarter and is 9.6% higher compared to US$7.2 billion in the third quarter of 2004, mainly due to higher investments and loans.

Non-interest income, without including premiums and health fees, was US$72.5 million in the third quarter of 2005, 12.0% higher than US$64.8 million in the same period of 2004, principally due to improved results on sale of securities and higher fees on banking services. Non-interest income components were as follows:

				3Q05 vs.	3Q05 vs.
(In US$Mn)	3Q04	2Q05	3Q05	2Q05	3Q04

Commissions for banking services	49.5	51.6	51.2	-0.7%	3.4%
Gains from sale of securities	3.2	0.9	7.1	676.1%	122.6%
Gains from foreign exchange	6.6	7.2	7.6	5.3%	15.4%
Other non-interest income	5.5	3.5	6.5	87.9%	18.3%

Total Non-Interest Income	64.8	63.2	72.5	14.7%	12.0%

The altogether better results of Credicorp’s banking activities was strong enough to offset the downturn of the insurance business with its drop in earnings compared to the previous year.

Net revenue from the insurance activity, premiums and health fees net of claims and health costs, were as follows:

				3Q05 vs	3Q05 vs
(In US$ Mn)	3Q04	2Q05	3Q05	2Q05	3Q04

Net premiums earned and
Health fees	66.9	53.2	57.2	7.5%	-14.6%
Less:
Net claims and health costs incurred	8.7	11.4	9.0	-20.6%	4.5%
Increase in costs for future benefits for
Life and health policies	40.0	33.4	34.5	3.5%	-13.6%
Sub-total: Claims and costs	48.7	44.8	43.5	-2.6%	-10.3%

Net revenue from insurance activities	18.3	8.4	13.6	61.8%	-25.9%

In the preceding chart, comparing third quarter 2005 figures with the year-ago quarter significant declines are noted which are mainly due to the merger in third quarter 2004 of Novasalud EPS, which was acquired by PPS in March 2004. In third quarter 2004, Premiums and health fees, as well as Claims and health costs, generated by Novasalud from March through August 2004 were retroactively registered in third quarter 2004.

I.2 OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, have been reclassified into a separate line item, with no effect on net income.

Other non-interest expenses amounted to US$128.7 million in third quarter 2005, 2.9% over expenses in the same period of the previous year, and increase 11.2% with respect to the preceding second quarter 2005, mainly due to higher provisions for appreciation of stocks awarded under the stock options plan. Credicorp’s other expense components had the following variations:

				3Q05 vs.	3Q05 vs.
(% change and US$Mn)	3Q04	2Q05	3Q05	2Q05	3Q04

Salaries and employee benefits	48.4	49.4	49.6	0.3%	2.4%
General, administrative, and taxes	37.2	31.6	36.5	15.6%	-1.7%
Depreciation and amortization	12.4	9.4	9.7	3.4%	-21.2%
Other	26.5	25.3	32.8	29.8%	23.7%
Merger costs	0.5	0.0	0.0	N/A	N/A

Total Other Expenses	125.0	115.8	128.7	11.2%	2.9%

In the Merger costs concept, we have a US$0.5 million expense in the 2004 third quarter, which was related with the Solución Financiera de Crédito merger.

Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 2). Additionally, the reclassifications noted at the beginning of this section affected the ratio. The efficiency ratio will be determined based on the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, and iii) depreciation and amortization.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, iii) gains on foreign exchange transactions, and iv) net premiums earned.

In this way, the efficiency ratio improved from 45.3% to 41.5% comparing the third quarters of 2004 and 2005, respectively.

“Operating expenses” as a percentage of average total assets also improved from 4.5% in third quarter 2004, to 4.0% in the current quarter.

I.3 ASSETS AND LIABILITIES

Credicorp’s totals assets reached US$9.8 billion at September 30, 2005, increasing 3.7% since the end of June 2005, and are 11.3% higher than the balance at September 2004, mainly due to investment portfolio growth and, to a lesser extent, to the loan portfolio growth.

The loan portfolio as of September 30, 2005 reached US$4.7 billion, increasing 2.6% compared to US$4.5 billion in September 2004, but decreases by 3.0% compared to the balance in June 2005.

Loan quality indicators are shown in the following table:

(In US$Mn)	30.09.04	30.06.05	30.09.05

Total loans	4,531.6	4,793.4	4,651.3
Past due loans	215.0	127.4	117.7
Loan loss reserves(1)	262.4	227.8	203.0

Past due / Total loans	4.8%	2.7%	2.5%
Reserves / Past due	122.0%	178.7%	172.4%

The balance of past due loans decreased from US$127.4 million to US$117.7 million during the current quarter partly due to charge-offs amounting to US$14.7 million.

Deposits and other obligations reached US$6.7 billion at September 30, 2005, increasing 8.4% over US$6.2 billion of last September 2004, and by 2.8% from US$6.6 billion at June 2005. Due to banks and correspondents grew 32.6% compared to the balance at September 2004, but slightly declined by 0.8% during this quarter.

Credicorp’s net equity amounted to US$1.2 billion at September 30, 2005, increasing 16.9% compared to equity at September 2004.

Third party funds under management, which amounted to US$2.0 billion at the end of September 2005, increased 8.5% during the current quarter, and are 14.7% higher than funds of US$1.7 billion at September 2004.

I.4 PERUVIAN ECONOMIC SITUATION

Economic Activity

During third quarter 2005 the Peruvian GDP continued with a strong growth rate, sustaining a positive trend that started in the final months of 2004. In the month of July 2005, GDP grew 4.9% and 6.7% in August, growing a cumulative 5.9% in the first eight months of 2005, compared with 4.4% in the same period of 2004. After increasing 6.1% and 5.7% in the first and second quarters, respectively, growth is expected at 6% in third quarter 2005. Growth in total year 2004 was 4.8% .

It is important to note the improved growth prospects of sectors related to domestic demand, like construction, non-primary manufacturing, retail and services. GDP performance was driven by higher activity in non-primary manufacturing (mainly textiles, intermediate and durable goods), oil and natural gas, and the agriculture sub-sector.

Cumulative through August 2005 all GDP sectors grow except Fishing, although the decline is slight at 0.4% . Highest performance is noted in the Oil and Gas sub-sector which grew 35.4%; non-primary manufacturing, up by 8.2%; the agriculture sub-sector, which grew 6.0% due to improved weather conditions; and, the retail sector with 6.6%, construction, that grew 6.2%, and services with 5.7% . Metals mining production, that declined during the first months of the year, due to lower zinc, gold and iron output and a poor performance of copper, recovered through August to a 1.8% increase.

Public Finance

In second quarter 2005, the Public Sector budget had a surplus of 2.7% (of GDP), compared to a surplus of 1.1% in the same quarter of 2004. Given seasonality of public expenditures, a budget deficit is expected to be run in the second half of 2005, and also noting that the fiscal year has a target of a 1.0% deficit. Total 2004 deficit was below the target of 1.5%, resulting at only 1.1% .

The surplus in second quarter 2005 was mainly due to increased Central Government revenue which, after being 14.9% of GDP in second quarter 2004, grew to 16.8% of GDP in this period. This increase exceeded current expense and capital expenditures growth, which remained at 13.0% and 2.3% of GDP, respectively.

Higher revenue is due to increased Central Government tax collections, which cumulative through August 2005 increased 14.2%, in nominal terms, compared with the same 2004 period. It should be noted a 27% increase of Income Tax revenue, mainly from corporations, and the 19% growth in case of tax on imports and the related value-added tax (IGV). Through August 2005, non-financial expenses increased 9% (nominal), while capital expenses grew 5%.

Prices and Devaluation

In the third quarter of 2005, the consumer price index (“IPC”) in Peru decreased 0.2%, compared to increases of 0.5% both of the first two quarters of this year, with which inflation reached 0.9% in the first nine months of 2005. Inflation was 1.1% in the twelve months prior to September 2005, remaining by the bottom of the range of 1.5% to 3.5%, targeted by the Central Bank for total 2005. Deflation in the current quarter, was mainly due to lower food prices, but were partly offset by price increases of certain public services, mainly communication and transportation.

The wholesale price index (“IPM”) increased 1.3% in third quarter 2005, higher than 0.6% and 0.3% in the preceding two quarters. The IPM grew 2.2% in the first nine months of 2005. In the current quarter local and imported components of the wholesale price index grew at approximately the same rate.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.344 at September 30, 2005, increasing 2.8% during the quarter, compared to declines of 0.3% and 0.6% in the preceding two quarters. The exchange rate devalues 1.9% from S/.3.282 at the end of December 2004. The currency devalued mostly during September, month during which no Central Bank intervention in the currency market was required, and when its net purchases of foreign exchange amounted to only US$33 million. During 2005, cumulative purchases of foreign exchange, through September, reached US$3,130 million, compared to US$2,340 million purchased during total 2004.

International Reserves

International reserves of the Central Bank decreased during third quarter 2005, due in part to the pre-payment of foreign debt to Paris Club countries. Reserves reached US$13,695 million at September 30, 2005, compared to US$13,818 million at June 2005, but they continue above reserves of US$12,631 million at December 31, 2004.

The Trade Balance had a US$2,962 million cumulative surplus in the eight month period through August 2005, increasing compared to a US$1,644 million surplus in the same period of 2004. Cumulative through August 2005, exports grew 36% versus a 25% increase in imports. Exports, which reached US$10,754 million as of August 2005, grew on increased volume and prices, especially of molybdenum, copper, oil and gas, and non-traditional textiles, agricultural and fishing exports. Imports through August 2005 amounted to US$7,792 million, increasing mainly due to higher imports of durable goods and raw materials, while consumer goods also increased significantly.

Financial System

Commercial bank’s deposit volumes continued a positive growth trend during third quarter 2005, based on U. S. Dollar figures translated at historical exchange rates, while loan balances had a slight decline. Deposits at September 30, 2005 in the twelve operating commercial banks in the system, including their foreign branches, reached US$16.0 billion, according to the Asociación de Bancos del Peru (ASBANC), higher by 1.5% compared to deposits at June 30, 2005, in Dollar terms, and grew by 12.1% compared to the year-ago balance at September 30, 2004.

As of September 30, 2005, total loans in the banking system were US$11.7 billion, 0.8% lower than loans at June 30, 2005, but grow 12.0% over September 30, 2004 loan balances. In the current quarter, local currency loans, that were 26.1% of total loans (23.6% at September 2004), grew 7.0% since last June to reach US$3.1 billion, while foreign currency loans decreased 3.3% to US$8.7 billion.

As of September 30, 2005, the Peruvian bank's past due ratio was 2.7%, improving from the 3.0% rate in June 2005 and from 4.6% in September 30, 2004. Commercial banks’ past due loans decreased 11.4% since last June to US$318 million, and are lower by 34.5% compared to bad loans at September 30, 2004. At September 30, 2005, loan loss provisions were US$656 million, decreasing 8.5% during the current quarter. The system-wide past due loan coverage ratio was

206.6% at September 30, 2005, improving from 200.0% as of June 2005, and is also higher than the ratio of 155.7% at September 30, 2004.

Interest rates

During the third quarter 2005 while commercial banks’ interest rates on loans and deposits in local currency remained almost unchanged, foreign currency interest rates continued with a slight increasing trend. Local currency average loan rates (TAMN) slightly decreased to 25.8% in third quarter 2005, from 25.9% in the preceding second quarter. Local currency deposits rates (TIPMN) remained almost unchanged at 2.6% . In the year-ago third quarter of 2004, TAMN was 25.1% and TIPMN was 2.4% ..

During third quarter 2005 foreign currency loan rates (TAMEX) increased to 9.9%, from 9.6% in the preceding second quarter, while deposit rates (TIPMEX) increased to 1.6% from 1.4%, respectively. In the year-ago third quarter of 2004, TAMEX was 8.9% and TIPMEX was 1.1% .

Private Pension Funds and Mutual Funds

Managed assets in private pension funds continued increasing and grew 13.2% in the third quarter of 2005, in U.S. Dollar terms, reaching US$9.6 billion as of September 30, 2005, after increasing 3.8% in the second quarter of 2005, and are 31.7% higher than funds at September 2004. In the twelve months prior to September 2005, the funds had a return of 18.5% in real terms.

Mutual funds balances grew for the second consecutive quarter, after suffering declines in prior periods due to volatility of prices and valuations in capital markets and to the increase in interest rates. Total mutual funds amounted to US$2.0 billion at the end of the third quarter 2005, increasing 5.3% in the quarter, and are 10.5% above the balance at September 2004. Total funds had a return in Dollar terms of 0.6% in the quarter, and of 3.5% during the year since September 2004.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

From financial statements prepared according to IFRS rules and in U.S. Dollars, consolidated net income in the first nine months of 2005 was US$136.4 million, 53.8% higher than profits of US$88.7 million in the same period of 2004. Net income in the third quarter of 2005 was US$46.6 million, increasing 40.2% compared with net income of US$33.3 million in the same year-ago quarter, and are 5.3% above profits of US$44.3 million in the preceding second quarter 2005.

September year-to-date net income and third quarter 2005 net income improve compared to the same prior year periods mainly due to higher net interest income and increased non-financial income. These improvements offset increases in operating expenses, income taxes, and the translation loss.

In the current quarter a translation loss of US$5.2 million is reported, compared to a loss of US$0.8 million in the year-ago quarter. See II.9. --Note on Inflation Adjusted Accounting.

Financial income continued increasing during the current quarter principally due to higher volume of investments, while loan volume remained almost unchanged combined with higher NIM.

Cumulative through September 2005 and in third quarter 2005, loan loss provisions had a net positive effect on results, due to recoveries exceeding required reserve additions. Loan quality continued to improve, with the past due ratio declining to 2.6% in September 2005, and past due coverage increasing to 175.2% .

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)

(In U.S.$ millions, except net income per share)

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Net interest income	77.8	91.8	100.1	228.0	283.2
Provisions for loan losses, net	1.8	0.9	(3.0)	8.9	(5.2)
Other income	59.2	61.3	70.6	163.9	191.2
Other expenses	90.6	94.0	99.2	260.8	282.0
Merger costs	0.5	0.0	0.0	3.7	0.0
Translation result	(0.8)	0.4	(5.2)	1.4	(4.4)

Income before income tax	43.3	58.6	69.3	119.9	193.2
Employee profit sharing(2)	1.6	1.7	3.6	4.2	8.2
Income Tax	8.4	12.5	19.1	27.0	48.6
Net Income	33.3	44.3	46.6	88.7	136.4
Net income contributed to Credicorp	32.0	42.6	44.2	85.3	130.5

(1) Financial statements prepared according to IFRS, in U.S. Dollars.
(2)Previously reported as part of personnel expenses.
(3) Based on 1,287 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the third quarter of 2005 reached US$100.1 million, increasing 28.7% compared to US$77.8 million net interest income in the same period of last year, and grew 9.0% compared to net interest income in the preceding second quarter.

Increased net interest income, compared to the year-ago third quarter, is mostly due to higher average interest earning assets, combined with net interest margin growth. Average interest earning assets reached US$7.0 billion during third quarter 2005, a 15.1% growth comparing with the third quarter of last year, mainly due to growth of the loan portfolio and investments. Interest earning assets grew 1.7% compared to the average in the preceding second quarter, mainly due to higher investments and available funds.

During the third quarter of 2005, the net interest margin was 5.72%, higher than 5.34% in the preceding second quarter, and also increases from 5.12% during the third quarter of 2004. During the current quarter, the net interest margin grew mostly due to higher U.S. Dollar loan rates, following international trends, while deposit rates grew at a slower pace. Both, loan and deposit rates in local currency declined, with the net interest margin in this currency remaining almost unchanged.

II.3 NON-INTEREST INCOME

Note: For comparison purposes, in periods prior to 2005, income from recoveries of previously charged-off loans, which were reported in the Other non-interest income concept, have been reclassified into the Provision for possible loan losses concept, with no effect on net income.

Non-interest income, which include fee revenue and other non-interest items, in the third quarter of 2005 amounted to US$70.6 million, 19.1% higher than US$59.2 million earned during the third quarter of 2004, mostly due to higher gains on securities transactions, increased revenue on banking services and recoveries of provisions on foreclosed assets.

In the third quarter of 2005, fees from banking services amounted to US$53.5 million, 7.6% higher than fees in the same period of 2004, due to increased revenue in various concepts, being noteworthy those of credit and debit cards, fund transfers and for loan disbursement fees.

In the quarter, fees on the most important banking services had the following growth rates:

(In US$ Mn.)	3Q04	3Q05	Growth

Savings accounts	5.8	6.2	6.1%
Demand deposits	6.6	6.7	2.2%
Credit cards	6.1	6.4	5.2%
Fund transfer services	4.4	5.2	17.6%
Collections fees	3.7	4.0	7.8%
Billings and payments	3.9	4.3	10.6%
Contingent and foreign trade	2.6	2.7	5.8%
Contingent credits	2.0	2.2	7.4%
Debit cards	1.7	2.6	56.5%
Corporate Finance	3.1	1.6	-47.7%
Brokerage	3.6	2.8	-22.0%
Commercial loans	1.1	2.0	77.4%
Insurance	1.2	1.3	9.5%
Mortgage loans	0.5	0.8	68.5%
Channels and services	0.5	0.6	18.9%
Master account	0.4	0.4	-10.1%
Personal loans	0.3	0.2	-25.1%
Micro-business credit	0.5	0.7	31.1%
Other	1.8	2.8	57.3%
Total	49.7	53.5	7.6%

In the third quarter of 2005, securities transactions resulted in a gain of US$4.8 million, compared with gains in the 2004 3Q of US$1.6 million. The general index of the Lima Stock Exchange, after declining 2.9% in second quarter 2005, increased 25.6% in the third quarter, which compares with the increase of 13.6% in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were US$7.6 million in the third quarter of 2005, 18.7% higher than revenue in the same quarter of 2004, mainly due to increased transactions volume, which offset a slight decrease in the buy-sell margins.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from US$1.5 million in the third quarter of 2004 to US$4.6 million in the current period, mostly due to recoveries of provisions for lower value of foreclosed assets.

II.4 OTHER NON-INTEREST EXPENSES

Note: For comparison purposes, in prior periods, expense for Legal employee profit sharing, which was previously reported within the Salaries and employee benefits concept, has been reclassified into a separate line item, with no effect on net income.

Non-interest expenses during the third quarter of 2005 were US$99.2 million, 8.8% above US$91.1 million in the same period in 2004, mainly because of an increased Other expense caption.

In this quarter, approximately 38% of non-interest expenses were attributable to employee salaries and other expenses related to personnel, which increased 3.8% to US$37.9 million, when compared to the third quarter of 2004. At the end of September 2005 the number of employees stood at 7,494, decreasing from 7,575 employees as of June 2005, and also compared to 7,667 employees at September 2004, mainly due to reduced positions in retail offices.

General and Administrative expenses, which represented 30% of non-interest expenses, reached US$30.0 million in the third quarter of 2005, growing 5.2% compared to expenses in the 2004 period. In the current quarter, higher expenses are mostly related to third party fees and marketing. In this quarter, the most significant general and administrative expenses were:

(In US$ Mn.)	3Q04	3Q05	Chnge.

Office supplies and operating costs	3.5	3.8	9.1%
Communications	2.4	2.0	-16.0%
Third party fees	4.0	5.6	40.4%
Insurance and security	2.0	1.9	-6.1%
Transport of currency and securities	3.7	3.5	-5.2%
Systems and maintenance	6.0	5.6	-6.4%
Advertising and marketing	4.4	4.9	11.2%
Other G&A	2.5	2.7	6.7%
Total G&A	28.5	30.0	5.2%

The Other caption within Other Non-Interest Expenses, increased from US$12.9 million in the third quarter of 2004 to US$19.4 million in the current quarter, mainly due to higher provisions for appreciation of stocks awarded under the stock option plan.

Starting with 2005 reports, the determination of the efficiency ratio has been simplified by using only specific line items that are shown in the income statement (see Table No. 5). The efficiency ratio will be determined from the following concepts:

- In the numerator or “operating expenses”: i) salaries and personnel expenses, ii) general expenses, iii) depreciation and amortization, and iv) taxes other than income taxes.

- In the denominator: i) net interest income, ii) fees and commissions on banking services, and iii) gains on foreign exchange transactions.

The Efficiency ratio improved from 58.0% to 49.5% comparing the third quarters of 2004 and 2005, respectively.

The ratio of “operating expenses” as a percentage of average total assets, also improved from 4.5% third quarter 2004 to 4.0% in the current period.

As mentioned in the note at the beginning of this section, the profit sharing expense was reclassified, decreasing operating expenses. Prior period ratios have been recalculated accordingly.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached US$8.2 billion at the end of September 2005, growing 2.7% with respect to June 2005, and by 17.6% compared to assets at September 2004, mainly due to higher investments and increased performing loans.

Consolidated total loans were US$4.5 billion at the end of September 2005, decreasing 2.7% during the current quarter, but are 9.5% above loans at September 2004.

At September 30, 2005, the loan portfolio, net of provisions, represented 52.2% of total assets, lower than 54.9% at the preceding quarter. At the end of the third quarter of 2005, the Nuevos Soles portion of the loan portfolio was 18.6%, higher than 16.7% in June 2005, and is also over 16.9% at September 2004.

As of September 30, 2005 total deposits, which do not include bonds and subordinated debt (see Table No. 6), were US$6.2 billion, increasing 1.3% compared to second quarter 2005 deposits, and are 12.9% over deposits in the year-ago quarter.

During the third quarter 2005, both demand deposits and savings deposits increased 1.4%, while time deposits increased by 1.2% . Deposits denominated in Nuevos Soles were 27.6% of total deposits, decreasing during the current quarter from 28.0% at June 2005, but remains over 23.4% at the end of September 2004.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and US$ Mn.)	30.09.04	30.06.05	30.09.05	30.09.04	30.06.05	30.09.05

Banco de Crédito del Perú	88.1%	88.9%	88.5%	91.8%	91.8%	91.9%
Banco de Crédito de Bolivia	7.0%	6.8%	7.2%	5.7%	5.8%	5.7%
Crédito Leasing	4.9%	4.3%	4.3%	2.5%	2.4%	2.4%

TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	US$3,817	US$4,376	US$4,278	US$5,466	US$6,089	US$6,169

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and US$ Mn)	30.09.04	30.06.05	30.09.05

Corporate	41.6%	40.6%	39.0%
Middle market	26.1%	26.0%	25.0%
Retail:	32.3%	33.4%	36.0%
- small business	9.0%	8.8%	9.9%
- home mortgage	16.3%	17.3%	18.0%
- consumer	3.3%	3.6%	4.0%
- credit cards	3.7%	3.7%	4.1%
Total	100.0%	100.0%	100.0%
Total Loans	US$4,090	US$4,601	US$4,479

During the current quarter, loan balances decreased 2.7%, where middle market loans declined by 6.4% to US$1,119 million, and corporate loans decreased by 6.7% to US$1,745 million, while retail loans increased by 5.2% to US$1,615 million. Retail loans by product performed as follows:

				30.09.05 vs	30.09.05 vs
(% change and US$ Mn)	30.09.04	30.06.05	30.09.05	30.06.05	30.09.04

Small business loans	366	403	442	9.50%	20.61%
Mortgage loans	668	797	806	1.09%	20.62%
Consumer loans	137	166	179	7.91%	30.60%
Credit card loans	150	169	189	11.83%	26.05%
Total Retail	1,321	1,535	1,615	5.22%	22.27%

Contingent Credits and Managed Funds

At September 30, 2005 contingent credits were US$2,868 million, 20.7% above the June 2005 figure, mainly due to increased foreign currency forwards operations, as shown in the next chart:

				30.09.05 vs	30.09.05 vs
(% change and US$ Mn)	30.09.04	30.06.05	30.09.05	30.06.05	30.09.04

- Guarantees and Stand-by LCs	579	644	640	-0.5%	10.7%
- Letters of Credit	164	249	173	-30.5%	5.7%
- Acceptances	49	38	51	32.9%	3.6%
- Foreign currency forwards	344	597	1,130	89.3%	228.9%
- Other contingent accounts	516	849	874	3.0%	69.3%
Total Contingent Credits	1,651	2,377	2,868	20.7%	73.7%

Third party funds managed by several subsidiaries of BCP amounted to US$1,044.6 million as of September 30, 2005, increasing 5.0% compared to funds at June 2005.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of September 30, 2005, Banco de Crédito del Perú had a total loan market share of 33.6% (34.5% at June 30, 2005 and 34.0% at September 30, 2004), and 37.1% of deposits (36.6% at June 30, 2005 and 36.1% at September 30, 2004).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 50.3% as of September 30, 2005 (50.5% at June 30, 2005 and 51.6% at September 30, 2004).

II.6 LOAN QUALITY

The ratio of past due loans as a percentage of total loans improved to 2.6% at September 30, 2005, from 2.7% at June 2005, and also compared to the ratio of 5.0% at September 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans improved to 6.6% during third quarter 2005 from 7.3% in June 2005, and also compared to 9.9% at September 2004.

Consolidated past due loans amounted to US$114.2 million at September 30, 2005, decreasing 7.7% from the balance of US$123.7 million at June 2005, and are also 44.0% below US$203.7 million past due loans at September 2004.

At the end of September 2005, refinanced loans amounted to US$182.1 million, lower than the balance at June 2005 that was US$212.7 million, and also compared to the balance of US$200.1 million in third quarter 2004.

At the end of the third quarter 2005, outstanding balances of loan loss provisions totaled US$200.0 million, decreasing 11.0% compared to the balance at June 2005, and also decreases 26.8% with respect to September 2004, mainly due to charge-offs.

The coverage ratio of loan provisions to past due loans was 175.2% at the end of third quarter 2005, lower than 181.7% at June 2005, but improves compared to 134.1% in the year-ago quarter. The coverage ratio of provisions over the sum of past due loans and refinanced loans was 67.5% in September 2005, higher than 66.8% at last June, but remains similar to 67.7% in September 2004.

Of total provisions outstanding at the end of the current quarter, US$60.3 million correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from the balance at September 30, 2004 of US$50.6 million.

Loans believed to be unrecoverable, fully provisioned in prior periods, were charged-off during the third quarter 2005 amounting to US$14.7 million, of which approximately 56% were related to consumer and mortgage loans. This compares to charge-offs in the second quarter of 2005 of US$23.0 million, and US$22.5 million in the year-ago third quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 7.0% of the loan portfolio in September 2005, decreasing from 8.3% in June 2005 and from 12.2% in September 2004. The loan classification is as follows:

(% of Total loans and US$Mn)		30.09.04	30.06.05	30.09.05

A:	Normal	79.7%	84.1%	86.2%
B:	Potential Problem	8.1%	7.6%	6.8%
C:	Deficient	4.8%	2.9%	2.1%
D:	Doubtful	4.4%	3.6%	3.3%
E:	Loss	3.0%	1.8%	1.6%
	Total	100.0%	100.0%	100.0%
	Total Loans	US$4,090	US$4,601	US$4,479

Loan loss provision expense, net of recoveries, had a positive effect of US$3.0 million in third quarter 2005, with recoveries of previously charged-off loans exceeding provision requirements, due to improved loan quality. In the year-ago third quarter of 2004, net provisions resulted in an expense charge of US$1.8 million, while in the preceding second quarter 2005 the provision expense was US$0.9 million. In third quarter 2005, recoveries of charged-off accounts, which are shown within the net loan loss expense caption, amounted to US$6.5 million, compared to recoveries of US$4.3 million in the same year-ago period, and US$4.6 million in the preceding second quarter.

II.7 CAPITAL ADEQUACY

At the end of the third quarter of 2005, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 8.0 to 1.0 (12.4%), while the corresponding consolidated ratio was 7.1 to 1.0 (14.0%) . Peruvian regulations limit risk-weighted assets, including market-risk exposure, to a ratio of 11.0 to 1.0 (9.1%) .

At September 30, 2005, risk-weighted assets include US$193.8 million of market-risk exposure (US$283.2 million at September 2004) whose coverage required US$17.6 million of regulatory capital.

As of September 30, 2005, BCP’s consolidated “regulatory capital” was US$699.9 million, remaining similar to the preceding quarter. Regulatory capital included US$41.1 million of subordinated debt in the current period, remaining almost unchanged since June 2005, and also to the September 2004 balance.

	BCP unconsolidated		BCP consolidated

(In US$ Mn.)	30.09.04	30.09.05	30.09.04	30.09.05

Regulatory capital	551.0	557.4	682.4	699.9
Risk weighted assets	4,352.6	4,484.4	4,828.1	4,996.9

Weighted assets / Capital	7.9	8.0	7.1	7.1
Capital / Weighted Assets	12.7%	12.4%	14.1%	14.0%

II.8 BANCO DE CREDITO DE BOLIVIA (BCB)

Below are brief comments on the Bolivian subsidiary, which is consolidated within BCP:

Bolivian economic activity

It is expected that Bolivian economic activity will continue a moderate recovery during 2005. GDP growth reached 4.0% during the first and second quarters of 2005. GDP growth improved from 2.5% in 2003, to 3.6% in 2004, and should exceed 4% during 2005.

Higher growth is mainly due to increased exports of minerals, oil and gas, and of agricultural products, while domestic demand and consumption remained stagnant. Cumulative through August 2005, exports grew 19% to US$1,730 million, generating a trade surplus of US$265 million. Through August, imports amounted to US$1,465 million, growing 25% due to higher imports of raw materials and capital goods.

During third quarter 2005 inflation was negligible, compared to 1.8% in the preceding second quarter, and reached 5.5% in the year ended in September 2005. In June 2005 inflation was affected by massive protests that interrupted road transport. Nevertheless, the exchange rate strengthened during the current quarter, declining to 8.08 Bolivianos per Dollar at September 30, 2005, from 8.10 in June, and is only slightly above the 8.05 exchange rate at the beginning of the year.

Bolivian banking system

Banking deposits grew to US$2,840 million at September 2005, from US$2,672 million in June 2005, and from US$2,559 million at the beginning of the year.

Loan volume in the banking system increased during the current quarter to US$2,581 million as of September 2005, growing 1.0% over loans of US$2,556 million at June 2005, and are 6.7% over loans of US$2,420 million at year-end 2004. The System-wide past due loan ratio was 13.7% in September 2005, lower than 14.0% in December 2004. The coverage of past-due loans with provisions decreased to 74.7% at September 2005, from coverage of 84.3% in December 2004.

BCB highlights

BCB’s market share in deposits at September 2005 was 13.2%, increasing from 13.0% at the end of December 2004. In terms of loans, BCB had a 13.0% market share at September 2005, slightly below 13.1% it had last December 2004. In this way, BCB remained in the fourth position in terms of deposits and loans, out of twelve banks in the system.

As of September 30, 2005, BCB had total loans of US$335.4 million, increasing from US$320.8 million in December 2004. Loan quality continued to improve. At the end of the third quarter 2005, BCB’s past due loans reached US$23.1 million, or 6.9% of total loans, lower than 11.0% at December 2004. Coverage of past due loans with loan loss provisions was 116.4% as of September 2005, increasing from 100.6% in December 2004. Net equity at the Bolivian subsidiary amounted to US$61.9 million as of September 2005, increasing from US$59.8 million at the beginning of the year.

Cumulative through September 2005, net loan loss provisions resulted in a positive effect in net income of US$0.3 million, compared also to a US$0.7 million net positive recovery during the first nine months of 2004.

In BCB´s own records, net income in third quarter 2005 was US$3.5 million and of US$2.1 million in the preceding second quarter, compared to US$1.1 million in each of the corresponding year-ago quarters.

BCB’s main financial figures are shown in the following chart.

Banco de Crédito de Bolivia (“BCB”)
Key Financial Figures

(In US$Mn)	30.09.04	30.06.05	30.09.05

Total Loans	301.9	325.4	335.4
Past-due loans	42.9	28.0	23.1
Loan loss reserves	35.7	29.4	26.9
Total assets	431.7	469.1	493.0
Deposits	334.4	371.0	379.2
Net equity	57.5	58.5	61.9

Net income, cumulative	2.6	3.0	6.5

Past-due loans / Total loans	14.2%	8.6%	6.9%
Loss reserves / Past-due loans	83.3%	105.2%	116.4%

II.9 NOTE ON INFLATION ADJUSTED ACCOUNTING

Inflation adjustment accounting rules were required by Peruvian GAAP until December 31, 2004. Starting January 1st, 2005, Peruvian authorities decreed the suspension, with legal and tax effects, of further inflation adjustments, which is a consequence of international guidelines for low inflation countries as experienced recently in Perú.

Following the elimination of inflation adjusted accounting, starting with fiscal 2005 Credicorp and its subsidiaries report their financial statements prepared in accordance with IFRS and in U. S. Dollars.

The inflation adjustment index, based on the wholesale price inflation, and the exchange rate, are shown in the following chart:

	30.09.04	30.06.05	30.09.05

Inflation – wholesale prices
(last twelve months)	6.0%	1.0%	2.2%
Inflation adjustment index
(at December 31, 2004)	1.000	1.000	1.000

Exchange rate (Soles per US$1)	S/.3.342	S/.3.253	S/.3.344
Devaluation / (revaluation)
(last twelve months)	(4.02)%	(6.28)%	0.06%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

In the first nine months of 2005, Atlantic contributed US$10.0 million to Credicorp’s consolidated net attributable income, above US$9.3 million contributed in the same period in 2004. In the quarter ended September 30, 2005, Atlantic contributed US$3.6 million to consolidated profits, higher than US$2.8 million contributed in the year-ago third quarter. Improved net income is mainly due to higher non-interest income that offset decreased financial income.

For September year-to-date, ASHC’s records show net income of US$21.7 million, higher than its US$10.0 million contribution, due to the elimination in the consolidation process of dividends received from Credicorp of US$11.7 million.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.0 million in the third quarter of 2005, below US$3.4 million in the same quarter of last year. Net interest income as a percentage of interest earning assets, without considering dividends, was 1.5% during third quarter 2005, lower than the 1.9% margin in the third quarter 2004, and also compared to 1.6% margin in the preceding second quarter. Compared with the year-ago quarter, the margin decreased mainly because during 2004 the investment portfolio grew its lower risk and lower return segments, compounded by higher funding costs due to increasing interest rates.

During the third quarter of 2005 provision charges against income for market risk amounted to US$200 thousand, while no credit risk provision was required. In the year-ago third quarter no provision was required.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$2.7 million in the third quarter of 2005, higher than US$1.3 million in the same year-ago quarter, mainly due to increased gains on securities. Fee income was US$1.2 million in the current period, compared to US$1.0 million fee revenue in the year-ago quarter.

The ratio of operating expenses over average assets improve to 0.8%, annualized, in the third quarter of 2005, from the ratio of 0.9% in the same period in 2004. This ratio declines to 0.4% in third quarter of 2005, when funds under management are included within total assets, lower than 0.5% in the year-ago quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$130.6 million as of September 30, 2005, decreasing compared to US$154.5 million at the end of September 2004. As of September 30, 2005, the loan portfolio had no past dues, improving from a 2.4% past due ratio at September 2004.

The securities portfolio increased to US$618.8 million at September 2005, from US$500.5 million last September 2004, and also grew compared to US$555.5 million at the end of June 2005.

Deposits amounted to US$821.3 million at September 30, 2005, increasing from the balance of US$688.7 million at the end of the year-ago third quarter, and also compared to US$747.1 million at the end of June 2005.

Funds under management were US$900.5 million at September 30, 2005, 27.0% higher than US$708.8 million at September 2004, and grew 12.9% compared to US$797.3 million at June 2005, mostly due to additions to the client base as well as to higher valuations of the portfolio.

Net equity reached US$161.8 million at the end of September 2005, increasing over US$146.5 million at September 2004, due to current period’s earnings and net of US$10.0 million dividends paid to Credicorp in second quarter 2005. The equity account of reserves for market value of investments amounted to US$9.0 million at the end of September 2005, increasing from US$7.7 million at the beginning of the quarter, but remains similar to the balance at September 30, 2004.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

Based of IFRS accounting principles, in U.S. Dollars, PPS contributed to Credicorp in the first nine months of 2005, a net income of US$4.7 million, compared to US$9.3 million in the same year-ago period. Contributed net income in the third quarter of 2005 was US$2.4 million, improving from US$0.1 million in the preceding second quarter 2005, but declines compared to US$3.0 million in the third quarter of 2004.

In the first nine months of 2005, net income decreased compared to the same 2004 period, mainly due to higher claims on marine hull risks.

Comparing third quarter figures with the same year-ago quarter, significant declines are noted in Premiums and health fees, as well as in Claims and health costs, which are mainly because results in August 2004 included retroactively operations from March though July of Novasalud EPS. Novasalud EPS was acquired in March 2004, and merged with Pacífico Salud in August 2004.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the third quarter of 2005 were US$88.6 million, 15.3% lower than premiums of US$104.5 million in the same year-ago quarter. The decline is due mainly to the merger of Novasalud EPS which caused, as mentioned above, the registering of US$24.0 million in fees for operations from March through July 2004. Without considering this effect, total premiums grew 10.1% .

Retained premiums decrease 2.9% to US$72.4 million compared to the preceding second quarter 2005, and are 18.0% lower than retained premiums in third quarter 2004.

Cumulative through September 2005, net premiums earned and health fees, net of reinsured premiums and reserves, were US$166.5 million, increasing 15.0% compared to the same prior year period.

Additions to technical reserves for premiums grew by US$14.4 million in the third quarter of 2005, 29.3% lower than additions in the preceding second quarter 2005, and also 21.0% lower compared to reserve additions in the third quarter of last year. Most of reserves in the third quarter of 2005 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was US$6.4 million in the third quarter of 2005, decreasing from US$11.9 million in the same prior year quarter, but improves from US$2.0 million in the preceding quarter. Cumulative through September 2005, net consolidated underwriting results reached US$15.6 million, 26.8% below the year-ago period, mostly due to higher claims in the current year. As of September 2005 claims reached US$129.0 million, higher than US$104.4 million in the first nine months of 2004.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 7.2% in the third quarter of 2005, higher than 2.2% in the preceding second quarter, but is below the 11.4% ratio in the 2004 3Q.

Financial results reached US$9.4 million in third quarter 2005, lower than US$10.2 million in the preceding second quarter, but increases compared to US$9.0 million in third quarter 2004.

Exchange difference resulted in a loss of US$0.3 million in third quarter 2005, compared to the loss of US$0.6 million in the same period of 2004.

Operating expenses over net premiums earned, decreased from 19.8% to 18.9% comparing the third quarters of 2004 and 2005, respectively. The ratio of operating expenses over average assets declined from 8.8% to 5.8%, in these same periods.

Business lines

Comparing cumulative results through September 2005 and 2004, consolidated total premiums and fees consisted of:

i)	general insurance lines, amounting to 46.9% of total premiums and grew 4.4%;
ii)	fees at Pacífico Salud, were 21.7% of total premiums and increased 12.5%; and,
iii)	Pacífico Vida, which amounted to 31.4% of the total and decreased 1.0%.

Cumulative through September 30, 2005, growth of Pacífico Salud and the health and medical assistance insurance line (31.4% of total premiums) was 12.5%; fire insurance lines (12.8% of total premiums) decreased 7.6%; while the automobile insurance line (5.3% of total premiums) grew 6.5% compared to the prior year period.

Through September 2005, group life insurance and individual life insurance policies (11.5% of total premiums) grew 17.3%; life annuities (12.2% of total premiums) decreased 25.8%, because of the very high level in the past year which was favored by the change in early retirement rules; while pension fund benefits insurance (6.5% of total premiums) increased 44.4%, compared to the prior year.

Claims

Net insurance claims and health services costs incurred in the third quarter of 2005 were US$43.6 million, decreasing from claims of US$44.8 million in the preceding second quarter of 2005, and also from US$48.6 million in the same year-ago quarter.

The net loss ratio (net claims to net premiums) increases to 75.1% in the current quarter from 71.7% in third quarter 2004, but is lower than 82.5% in second quarter 2005. The september year-to-date net loss ratio, increased from 72.1% in 2004, to 77.5% in 2005.

Increased net loss ratio is mostly explained by the increase in the Pacífico Salud portfolio which had a higher claims ratio of 86.5% . During third quarter 2005 high loss ratios were reported for property and liability (102.6%), health (89.4%), and in Pacífico Salud (86.5%) .

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased from 94.1% in the third quarter of 2004 to 95.1% in the current quarter, but improves from 108.7% in second quarter 2005.

Assets and investments

Investments in real estate and financial assets were US$623.2 million at the end of September 2005, increasing 35.2% from the year-ago balance of US$461.0 million.

As of September 30, 2005, total assets were US$802.8 million increasing 21.7% compared to the year-ago balance. At the end of the current period net equity amounted to US$195.8 million, 38.7% above net equity at September 2004, mainly due to higher valuation of investments.

Market share

The Peruvian insurance market, cumulative through August 31, 2005, had total premiums of US$656.8 million, increasing 10.7% compared to premiums in the same eight month period in 2004. For the first eight months of 2005, PPS's market share in total premiums was 28.1% (30.5% in the same year-ago period), with the share in general risks and health lines being 30.7% (32.6% in the same period of 2004) and in life insurance and pension fund benefits lines of 24.9% (27.9% in the same period of 2004). PPS’s decreased market share is partly due to the lower shares in SOAT (mandatory auto insurance) and aviation insurance lines, and to the decrease in life annuities during 2005.

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Set. 30, 2004	Dec. 31, 2004	Jun. 30, 2005	Set. 30, 2005

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	278,249	264,218	305,772	308,715
Interest bearing deposits in banks	1,543,537	1,575,241	1,240,174	1,453,358
	1,821,786	1,839,459	1,545,946	1,762,073

MARKETABLE SECURITIES, net	83,749	82,513	23,745	88,829

LOANS	4,531,648	4,587,997	4,793,375	4,651,259
Current	4,316,616	4,427,626	4,665,940	4,533,513
Past Due	215,032	160,371	127,435	117,746
Less - Reserve for possible loan losses	(262,412)	(253,408)	(227,750)	(202,985)
LOANS NET	4,269,236	4,334,589	4,565,625	4,448,274

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,885,455	2,118,690	2,640,090	2,761,967
REINSURANCE ASSETS	38,666	35,453	30,562	27,989
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	58,322	60,665	54,891	59,235
PROPERTY, PLANT and EQUIPMENT, net	248,129	249,083	243,866	238,511
DUE FROM CUSTOMERS ON ACCEPTANCES	51,765	47,635	38,151	50,756
OTHER ASSETS	349,188	352,501	311,524	363,567

TOTAL ASSETS	8,806,296	9,120,588	9,454,400	9,801,202

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	813,737	1,406,846	1,442,397	1,440,388
Interest bearing	5,391,114	4,983,883	5,103,209	5,285,108
	6,204,851	6,390,729	6,545,606	6,725,496

DUE TO BANKS AND CORRESPONDENTS	349,147	392,511	466,748	463,054
ACCEPTANCES OUTSTANDING	51,765	47,635	38,151	50,756
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	381,492	398,439	439,846	448,234
RESERVE FOR UNEARNED PREMIUMS	62,095	66,678	72,092	72,418
REINSURANCE PAYABLE	30,157	23,612	9,358	27,350
BONDS AND SUBORDINATED DEBT	424,889	424,227	409,452	406,832
OTHER LIABILITIES	222,475	226,307	287,980	331,739
MINORITY INTEREST	77,776	85,253	93,740	104,815

TOTAL LIABILITIES	7,804,647	8,055,391	8,362,973	8,630,694

NET SHAREHOLDERS' EQUITY	1,001,649	1,065,197	1,091,427	1,170,508

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,806,296	9,120,588	9,454,400	9,801,202

CONTINGENT CREDITS	1,765,015	2,017,731	2,490,445	3,101,817
FUNDS UNDER MANAGEMENT	1,705,826	1,754,352	1,804,160	1,957,225

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
 (In thousands of U.S. Dollars)

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

INTEREST INCOME
Interest on loans	108,052	109,647	115,828	312,536	328,356
Dividends on investments:	(401)	404	212	958	685
Interest on deposits with banks	5,878	8,555	8,409	13,047	25,404
Interest on securities and investments	23,310	32,737	33,263	68,627	95,993
Total Interest Income	136,839	151,343	157,712	395,168	450,438

INTEREST EXPENSE
Interest on deposits	24,315	28,295	30,264	68,252	84,534
Interest on borrowed funds	5,304	5,335	5,661	12,030	14,418
Other interest expense	13,741	13,002	7,514	38,491	28,684
Total Interest Expense	43,360	46,631	43,439	118,773	127,636

Net Interest Income	93,479	104,712	114,274	276,395	322,803

Provision for possible loan losses, net (1)(3)	3,834	(1,887)	(4,886)	10,872	(9,898)
Net interest income after provision for
possible loan losses	89,645	106,599	119,159	265,523	332,700

OTHER INCOME
Fees and commissions from banking services	49,444	51,593	51,247	141,822	151,102
Net gains from sales of securities	3,201	918	7,125	3,760	8,466
Net gains on foreign exchange transactions	6,576	7,203	7,586	17,151	21,053
Other income (1)(3)	5,529	3,481	6,542	17,689	16,962
	64,750	63,196	72,499	180,422	197,582

PREMIUMS AND CLAIMS ON INSURANCE ACTIVITIES
Net premiums earned	66,939	53,170	57,175	142,170	163,703
Net claims incurred	(8,652)	(11,383)	(9,042)	(25,734)	(31,201)
Increase in future policy benefits for life and health	(39,963)	(33,389)	(34,549)	(78,650)	(97,763)
	18,324	8,398	13,584	37,786	34,739
OTHER EXPENSES
Salaries and employee benefits	48,406	49,421	49,557	136,853	146,882
General, administrative, and other taxes	37,191	31,628	36,546	109,542	102,692
Depreciation and amortization	12,367	9,419	9,742	35,024	29,415
Other	26,538	25,297	32,829	59,425	75,609
Merger costs	538	0	0	3,742	0
	125,040	115,765	128,673	344,586	354,597

Translation result	(171)	1,260	(5,702)	3,861	(3,668)

Net Income before income tax	47,529	63,688	70,867	143,027	206,756

Employee profit sharing(2)	(1,635)	(1,699)	(3,588)	(4,434)	(8,182)
Income Tax	(10,794)	(13,668)	(16,724)	(35,100)	(53,185)
NET INCOME	35,081	48,321	50,555	103,474	145,389
Minority Interest	(2,141)	(1,944)	(2,990)	(7,589)	(7,843)
NET INCOME ATTRIBUTABLE TO HOME OFFICE	32,940	46,377	47,565	95,885	137,546

(1)Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(2)Previously reported as part of personnel expenses.
(3)Previously reported in 2Q05, US$2.8Mn have been reclassified from Other income into Loan provision.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Profitability
Net income per common share (US$ per share)(1)	0.41	0.58	0.60	1.20	1.72
Net interest margin on interest earning assets (2)	5.19%	5.42%	5.79%	5.25%	5.55%
Return on average total assets (2)(3)	1.52%	1.97%	1.98%	1.50%	1.94%
Return on average shareholders' equity (2)(3)	13.57%	17.34%	16.82%	13.56%	16.77%
No. of outstanding shares (millions)(4)	79.75	79.76	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	4.75%	2.66%	2.53%	4.75%	2.53%
Reserves for loan losses as a percentage of
total past due loans	122.03%	178.72%	172.39%	122.03%	172.39%
Reserves for loan losses as a percentage of
total loans	5.79%	4.75%	4.36%	5.79%	4.36%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	50.75%	60.01%	64.51%	50.75%	64.51%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-4.73%	-9.19%	-7.28%	-4.73%	-7.28%

Operating efficiency
Oper. expense as a percent. of total income (5)	45.26%	41.75%	41.39%	48.72%	42.28%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.51%	3.85%	3.96%	4.38%	3.92%

Capital adequacy
Total Regulatory Capital (US$Mn)	835.2	849.5	851.6	835.2	851.6
Tier I Capital (US$Mn)	733.5	765.8	771.4	733.5	771.4
Regulatory capital / risk-weighted assets (6)	12.87%	12.94%	13.16%	12.87%	13.16%

Average balances (US$Mn) (3)
Interest earning assets	7,199.3	7,728.5	7,893.5	7,018.3	7,758.7
Total Assets	8,684.7	9,407.7	9,627.8	8,500.4	9,434.3
Net equity	971.2	1,070.0	1,131.0	942.8	1,093.9

(1)Based on Net Income due to shareholders. Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income.
Operating expense does not include Other expenses and Merger costs.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars in thousands)

ASSETS	30.09.04	31.12.04	30.06.05	30.09.05

CASH AND DUE FROM BANKS	1,682.189	1,708.916	1,456.796	1,666.248
Cash and Checks	237.400	250.325	301.793	303.547
Deposits in Central Bank of Peru	1,050.419	1,102.491	904.263	1,071.473
Deposits with local and foreign banks	394.370	356.100	250.740	291.228

TRADING SECURITIES, net	54.936	46.962	23.745	63.796

LOANS	4,090.347	4,098.487	4,600.781	4,478.503
Current	3,886.635	3,947.586	4,477.035	4,364.338
Past Due	203.712	150.901	123.746	114.165
Less - Reserve for possible loan losses	(273.241)	(241.189)	(224.828)	(200.068)
LOANS NET	3,817.106	3,857.298	4,375.953	4,278.435

INVESTMENT SECURITIES AVAIL. FOR SALE	933.051	1,127.150	1,581.362	1,601.828
PROPERTY, PLANT and EQUIPMENT, net	197.912	214.278	209.059	202.410
OTHER ASSETS	274.203	356.133	320.526	370.974

TOTAL ASSETS	6,959.397	7,310.737	7,967.441	8,183.691

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	5,466.052	5,553.118	6,089.224	6,168.618
Demand deposits	1,569.092	1,651.130	1,983.659	2,011.845
Saving accounts	1,418.830	1,502.687	1,565.841	1,587.334
Time deposits	2,478.130	2,399.301	2,539.724	2,569.439

DUE TO BANKS AND CORRESPONDENTS	161.186	215.893	375.478	380.935
BONDS AND SUBORDINATED DEBT(1)	440.427	441.628	430.047	428.551
OTHER LIABILITIES	218.542	299.669	295.427	366.014

SHAREHOLDERS EQUITY:	673.190	800.429	777.265	839.573
Capital stock	364.706	364.706	364.706	364.706
Legal reserve	210.928	210.928	210.928	210.928
Retained earnings	97.556	224.795	201.631	263.939

TOTAL LIABILITIES AND EQUITY	6,959.397	7,310.737	7,967.441	8,183.691

Contingent Credits	1,651.238	1,833.066	2,377.088	2,868.380
Funds under management	952.137	953.826	994.733	1,044.607

(1) Previously reported within Deposits and Obligations.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS (1)
(In U.S. Dollars in thousands )

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Interest income and expense
Interest income	111.039	133.836	139.189	321.692	397.727
Less - Interest expense	33.250	42.025	39.089	93.690	114.509
Net interest income	77.789	91.811	100.100	228.002	283.218

Provisions for possible loan losses, net(2)	1.824	0.913	(2.977)	8.854	(5.189)

Net interest income after provisions	75.965	90.898	103.077	219.148	288.407

Other Income
Fees and commissions from services	49.716	52.532	53.489	142.054	154.746
Net gains from sales of securities	1.591	0.135	4.796	0.155	6.056
Net gains on foreing exchg. transacts.	6.432	7.113	7.636	17.044	20.979
Other income(2)	1.506	1.490	4.639	4.678	9.429
	59.245	61.270	70.560	163.931	191.210

Other Expenses
Salaries and employee benefits	36.504	39.760	37.907	107.281	116.500
General and administrative	28.541	26.733	30.033	85.174	85.277
Depreciation and amortization	9.631	8.484	8.777	29.146	26.713
Taxes other than income tax	3.046	3.452	3.040	10.229	9.738
Other	12.852	15.582	19.418	29.000	43.789
Merger costs	0.538	0.000	0.000	3.742	0.000
	91.112	94.011	99.175	264.572	282.017

Translation result	(0.809)	0.395	(5.155)	1.368	(4.417)

Income before income tax	43.289	58.552	69.307	119.875	193.183
Employee profit sharing(3)	1.588	1.733	3.603	4.242	8.197
Income Tax	8.422	12.503	19.055	26.980	48.624

NET INCOME	33.279	44.316	46.649	88.653	136.362
Net income contributed to Credicorp	32.020	42.643	44.146	26.980	130.469

(1) Estados financieros de acuerdo con NIIF, en dólares.
(2) Income from recoveries of charged-off loans has been reclassified within Provisions for loan losses.
(3) Previously reported as part of personnel expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Profitability
Net income per common share (US$ per share)(1)	0.027	0.036	0.038	0.072	0.111
Net interest margin on interest earning assets (2)	5.12%	5.34%	5.72%	5.06%	5.55%
Return on average total assets (2)(3)	1.93%	2.23%	2.31%	1.73%	2.35%
Return on average shareholders' equity (2)(3)	20.32%	23.50%	23.08%	18.45%	23.10%

Quality of loan portfolio

Past due loans as a percentage of total loans	4.98%	2.69%	2.55%	4.98%	2.55%
Past due loans + refinanced loans as a
percentage of total loans	9.87%	7.31%	6.62%	9.87%	6.62%
Reserves for loan losses as a percentage of
past due loans	134.13%	181.69%	175.24%	134.13%	175.24%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	54.98%	59.50%	63.92%	54.98%	63.92%
Reserves for loan losses as a percentage of
past due loans + refinanced loans	67.65%	66.83%	67.53%	67.65%	67.53%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	58.03%	51.78%	49.47%	59.89%	51.91%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.51%	3.95%	3.95%	4.52%	4.10%

Capital adequacy
Total Regulatory capital (millions US$)	682.4	720.2	699.9	682.4	699.9
Tier I Capital (millions US$)	620.0	638.4	621.4	620.0	621.4
Net equity as a percentage of period end total assets	9.67%	9.76%	10.26%	9.67%	10.26%
Regulatory capital / risk-weighted assets	14.13%	13.98%	14.01%	14.13%	14.01%

Average balances (millions US$) (3)
Interest earning assets	6,079.9	6,882.7	6,996.6	6,009.9	6,798.2
Total Assets	6,886.2	7,946.5	8,075.6	6,833.4	7,747.2
Net equity	655.0	754.2	808.4	640.6	787.1

Additional data
No. of outstanding shares (millions)	1,226	1,287	1,287	1,226	1,287
No. of employees	7,667	7,575	7,494	7,667	7,494
Inflation rate ( Wholesale price index)	0.13%	0.58%	1.25%	4.91%	2.18%
Exchange rate (S/. per 1 U.S. Dollar)	3.34	3.25	3.34	3.34	3.34

(1)Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Nine months ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Results
Net Interest Income (w/o dividends)	3,374	3,224	3,022	10,389	9,420
Dividend income	33	46	52	5,947	11,825
Provisions for credit and market risks	0	0	200	1,554	1,300
Commissions and fee income	1,001	1,122	1,155	3,212	3,635
Other Income(1)	329	455	1,578	2,697	3,936
Operating Expense	1,911	1,896	1,979	5,551	5,823
Net Income	2,827	2,952	3,629	15,141	21,692
Net Income contributed to Credicorp	2,827	2,952	3,628	9,287	9,995

Balance Sheets (end of period)
Total Assets	871,734	926,666	1,003,367	871,734	1,003,367
Loan portfolio, net	154,518	151,945	130,619	154,518	130,619
Marketable securities and investments	500,498	555,468	618,772	500,498	618,772
Total Deposits	688,718	747,123	821,259	688,718	821,259
Shareholders' equity	146,512	156,832	161,755	146,512	161,755
Funds under administration	708,752	797,263	900,454	708,752	900,454

Ratios (3)
Net interest margin / interest earning assets (3,4,5)	1.9%	1.6%	1.5%	1.9%	1.6%
Return on average stockholders' equity(4)	7.9%	7.6%	9.1%	15.6%	18.5%
Return on average total assets(4)	1.3%	1.3%	1.5%	2.4%	3.1%
Past due loans as a percentage of total loans	2.4%	0.0%	0.0%	2.4%	0.0%
Reserves for loan losses as a percentage
of total loans	3.4%	1.9%	2.2%	3.4%	2.2%
Operating expense / total income(6)	40.3%	39.1%	34.1%	25.0%	20.2%
Operating expense / average total assets(4)	0.9%	0.8%	0.8%	0.9%	0.8%
Operating expense / average total assets +
funds under management(4)	0.5%	0.4%	0.4%	0.5%	0.4%

(1) Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) Averages determined from monthly balances.
(4) Annualized.
(5) Without considering dividend income and dividend earning assets.
(6) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA(1)
(In U.S. Dollars in thousands, except net income per share)

	As of and for the three month			As of and for the nine
	period ended			month period ended

	30.09.04	30.06.05	30.09.05	30.09.04	30.09.05

Results

Total gross Premiums	104,535	89,110	88,562	250,960	261,628
Net Premiums Earned	67,834	54,239	58,021	144,842	166,497
Change in Reserves	18,166	20,302	14,357	65,475	52,849
Net Underwriting Results	11,876	1,953	6,391	21,361	15,623
Net Financial Income	8,952	10,242	9,441	27,607	28,406
General Expenses	13,429	10,840	10,957	30,741	32,585
Income tax	1,506	(3)	326	2,906	1,355
Net Income	3,611	724	2,703	11,105	6,310
Net Income contributed to Credicorp	2,958	136	2,400	7,689	4,713

Balance Sheets (end of period)

Total Assets	659,558	748,040	802,786	659,558	802,786
Investments in Secur. and Real estate	460,972	577,753	623,189	460,972	623,189
Technical Reserves	443,587	511,938	520,652	443,587	520,652
Net Equity	141,226	158,225	195,823	141,226	195,823

Ratios

Net underwriting results	11.4%	2.2%	7.2%	8.5%	6.0%
Net earned loss ratio	71.7%	82.5%	75.1%	72.1%	77.5%
Return on avge. equity (2)(3)	10.8%	1.8%	6.2%	20.0%	9.1%
Return on total premiums	3.5%	0.8%	3.1%	4.4%	2.4%
Shareholders' Equity / Total Assets	21.4%	21.2%	24.4%	21.4%	24.4%
Increase in Risk Reserves	21.1%	27.2%	19.8%	31.1%	24.1%
Combined Ratio (4)	94.1%	108.7%	95.1%	96.2%	100.6%
-Net Claims / Net Premiums Earned	67.2%	78.1%	70.9%	66.9%	74.2%
-Op. Exp.+Comiss./Net Prems. Earned	26.9%	30.6%	24.2%	29.3%	26.5%
Operating expense/Net Earn. Premiums	19.8%	20.0%	18.9%	21.2%	19.6%
Oper. expense / Avge. assets (2)(3)	8.8%	6.1%	5.8%	12.4%	10.5%

(1)Financial statements following IFRS rules in U.S. Dollars. In 2004 certain amounts are estimated from adjusted Peruvian GAAP records for comparison purposes.
(2)Averages are determined as the average of period-beginning and period-ending balances.
(3)Annualized.
(4)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.